UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              Amendment No. 6


              NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.)
             --------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
                      -------------------------------
                      (Title of Class and Securities)


                                 929930k107
                               (CUSIP Number)

                       Sunrise Capital Partners, L.P.
                        685 Third Avenue, 15th Floor
                             New York, NY 10017
                             Att: Joseph Julian
                                212-582-3015
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             December 27, 2001
                            -------------------
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D



     CUSIP No.  929930k107
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Sunrise Capital Partners, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

                           WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
                                        23,986,770
           NUMBER OF
            SHARES                 --------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     1,732,484
             EACH
            REPORTING              --------------------------------------
            PERSON                 9.   SOLE DISPOSITIVE POWER
             WITH                       23,986,770

                                   --------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        None
     --------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 25,719,254
     --------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                   79.6%
     --------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

                  PN


-------------------------------------------------------------------------

         This Amendment No. 6 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Sunrise Capital Partners, L.P.,a Delaware limited partnership ("Sunrise"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NEXIQ Technologies, Inc. (the "Company"). This Amendment amends the Schedule 13D filed on August 21, 2000, as amended by Amendment No. 1 filed on November 16, 2000, Amendment No. 2 filed on January 29, 2001, Amendment No. 3 filed on September 21, 2001 and Amendment No. 4 filed on October 30, 2001, and Amendment No. 5 thereto filed on November 14, 2001.

         The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 1.  SECURITY AND ISSUER

         This Schedule relates to the Common Stock, $0.01 par value, of NEXIQ Technologies, Inc. (f/k/a WPI Group, Inc.), 1155 Elm Street, Manchester, New Hampshire 03101.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds used for the purchase of securities is cash held by Sunrise for investment. The amount is $2,302,900.


Item 4.  PURPOSE OF TRANSACTION.

The Convertible Note Agreement

         As previously disclosed on Schedule 13D, on July 31, 2000, Sunrise entered into a certain Convertible Note Agreement, pursuant to which Sunrise and certain participants (including certain members of the Company's management and members of the Allard-Nazarian Group) purchased from the Company a combination of convertible promissory notes (the "Notes"), Common Stock and warrants representing the right to purchase shares of Common Stock (the "Warrants"). The Notes, the Common Stock and the Warrants are collectively referred to herein as the "Securities". The terms of the Securities have been previously disclosed on Schedule 13D. The Convertible Note Agreement was entered into by Sunrise for investment purposes. The Company entered into the Convertible Note Agreement in order to enhance its liquidity and refinance its existing indebtedness.

         As previously disclosed on Schedule 13D, on September 21, 2001, the Convertible Note Agreement was amended by Amendment No. 1 thereto ("Amendment No. 1"). Pursuant to the terms of Amendment No. 1, Sunrise and certain participants (including certain members of the Company's management and members of the Allard-Nazarian Group) agreed to purchase additional Securities from the Company in one or more series. The terms of such additional purchases have been previously disclosed on Schedule 13D.

         Pursuant to the terms of Amendment No. 1, the Company will pay to Sunrise and the other participants a closing fee equal to 2% of the aggregate principal amount of the Notes purchased in each series. The closing fee may be paid in cash upon sale of each series of Securities, or it may be paid "in kind" by delivery of additional promissory notes in an aggregate principal amount equal to the amount of such unpaid closing fee.

         Between November 19, 2001 and December 27, 2001, Sunrise exercised its rights under Amendment No. 1 and, together with the other participants, purchased additional Securities for an aggregate purchase price of $2,500,000. Sunrise purchased (1) Notes in aggregate principal amount of $2,287,000; (2) Warrants representing the right to purchase 261,371 shares of Common Stock; and (3) 922,188 shares of Common Stock. Based on the conversion price of $1.75, the Notes purchased by Sunrise are convertible into 1,306,857 shares of Common Stock.

         In addition, Sunrise and the other participants received a closing fee of 2% of the aggregate principal amount of the Notes, or $50,000. Sunrise's portion of the closing fee was $45,740. The closing fee was paid "in kind" by delivery to Sunrise of additional Notes in aggregate principal amount of the unpaid fees. The Notes received by Sunrise in lieu of the closing fees are convertible by Sunrise into 26,137 shares of Common Stock.

         The Item 2 Persons disclaim membership in any group with respect to the acquisition of Common Stock or other Securities through the Convertible Note Agreement or Amendment No. 1 thereto.

Open Market Purchases

         On January 8, 2002, January 10, 2002 and January 11, 2002, Sunrise purchased an aggregate of 9,000 shares of Common Stock through a number of open-market broker transactions. The shares were purchased at prices ranging from $1.55 to $1.90 per share. The aggregate purchase price for all such shares (excluding broker commissions) was $15,900.


                                  * * * *

         The Item 2 Persons intend to acquire additional Securities or shares of Common Stock pursuant to the Convertible Note Agreement, in the open market or otherwise on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease, or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the Common Stock, the terms and conditions of the transaction and prevailing market conditions.

         Except as set forth in this Schedule 13D, the Item 2 Persons have no present plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         Sunrise
         -------

         After giving effect to the purchase of the Term B Securities, and the purchase of shares of Common Stock through open-market broker transactions, each as described in this Amendment, Sunrise is deemed to beneficially own a total of 25,719,254 shares of Common Stock, comprised of the following:


Common Stock owned of record:                      4,512,080

Common Stock issuable upon
exercise of the Warrants held
by Sunrise:                                        3,192,573
Common Stock issuable upon
conversion of the Notes held by
Sunrise:                                          16,282,117
Shares of Common Stock not
owned by Sunrise that are the
subject of the Stockholders
Agreement:                                         1,732,484
                                                   ---------
Total Common Stock
Beneficially Owned by Sunrise:                    25,719,254
                                                  ==========


The 25,719,254 shares deemed to be beneficially owned by Sunrise represent approximately 79.6% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         All Other Item 2 Persons
         ------------------------

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to beneficially own under Rule 13d-3 of the Act 25,719,254 shares of Common Stock, which constitutes approximately 79.6% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).


         (b)

         Sunrise

         Sunrise possesses (or will possess upon issuance of such shares) the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 23,986,770 shares of Common Stock, which constitutes approximately 74.2% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         Sunrise possesses the shared power to vote or direct the vote of 1,732,484 shares of Common Stock, which constitutes approximately 5.4% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         All Other Item 2 Persons

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess (or will be deemed to possess upon issuance of such shares)the sole voting power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 23,986,770 shares of Common Stock, which constitutes approximately 74.2% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         Because of their direct or indirect ownership interests in, or control of, Sunrise, all other Item 2 Persons may be deemed to possess the shared power to vote or direct the vote of 1,732,484 shares of Common Stock, which constitutes approximately 5.4% of the number of outstanding shares of Common Stock of the Company (assuming conversion or exercise by Sunrise of all of its Securities).

         (c) See Item 4.

         (d) Other than with respect to the voting rights granted pursuant to the Stockholders Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to the Stockholders Agreement Shares. All other powers, rights and privileges with respect to the Stockholders Agreement Shares remain with the record owners of such shares, including the right to vote on all matters unrelated to the matters covered by the Stockholders Agreement, the right to receive and the power to direct the receipt of dividends from such shares, and the power to direct the proceeds from the sale of such shares.

         (e) Not applicable.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.*

         Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

         Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technologies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.*

* Previously filed


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 20, 2002
                                     -------------------------------
                                            (Date)


                                     SUNRISE CAPITAL PARTNERS, L.P.
                                         By:   Sunrise Advisors, LLC
                                               Its General Partner

                                         By:     /s/ Joseph A. Julian
                                               --------------------------------

                                               (Signature)

                                               Joseph Julian
                                               Principal
                                               --------------------------------
                                               (Name/Title)



                               EXHIBIT INDEX

         Exhibit I Convertible Note Agreement, dated as of July 31, 2000, By and among WPI Group, Inc., WPI Electronics, Inc., WPI Magnetec, Inc., WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc., and WPI Instruments, Inc. as Borrowers, and Sunrise Capital Partners, L.P. As Lender.*

         Exhibit II Stockholders Agreement, dated as of August 9, 2000, made by and among Sunrise Capital Partners, L.P. and each of The John R. Allard Revocable Trust of 1993, Kim A. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The David and Angella Nazarian Family Trust, Younes Nazarian, Richard A. Beyer and Michael Foster.*

         Exhibit III Amendment No. 1 to Convertible Note Agreement, dated as of September 21, 2001, by and among NEXIQ Technoligies, Inc., WPI Electronics, Inc., WPI Airport II, Inc. (f/k/a WPI Magnetec, Inc.), WPI Micro Palm, Inc., WPI Power Systems, Inc., WPI Termiflex, Inc. (f/k/a WPI Oyster Termiflex, Inc.), WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI UK Holding II, Inc., WPI Oyster Terminals, Inc., and WPI Airport I, Inc. (f/k/a WPI Instruments, Inc.), WPI Husky Technology, Inc. (f/k/a WPI Husky Computers, Inc.) and Diversified Software Industries, Inc.*


* Previously filed